EXHIBIT 12.1

Virage Logic Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Fiscal Year Ended September 30,					Nine Months Ended June 30,
	2004	2005	2006	2007	2008	2009
Pre-tax earnings/(loss) from continuing operations	2,769.0	(2,475.0)	(759.0)	(7,847.0)	447.0	(22,945.0)

Fixed Charges	152.8	286.5	372.8	227.9	218.0	194.7

Earnings/(loss) from Continuing operations before fixed charges	2,921.8	(2,188.5)	(386.2)	(7,619.1)	665.0	(22,750.3)

Fixed Charges:
Interest Portion of Rental Expenses	152.8	286.5	372.8	227.9	218.0	194.7

Total Fixed Charges	152.8	286.5	372.8	227.9	218.0	194.7
Ratio of Earnings to Fixed Charges	19.1	—	—	—	3.1	—

Due to losses incurred for the nine months ended June 30, 2009 and years ended September 30, 2005, 2006 and 2007, we would have had to generate additional earnings of $22.9 million, $2.5 million, $0.8 million, and $7.8 million, respectively, to achieve a coverage of 1:1.